April 24, 2017 Via EDGAR Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attention: Kayla Florio Roberts	Orrick, Herrington & Sutcliffe LLP The Orrick Building 405 Howard Street San Francisco, CA 94105-2669 +1 415 773 5700 orrick.com Dora Mao E dmao@orrick.com D +1 415 773 5628 F +1 415 773 5759

Re:	Sequoia Residential Funding, Inc.

Amendment No. 1 to Registration Statement on Form SF-3 Filed April 6, 2017

File No. 333-211339

CIK No. 0001176320

Dear Ms. Roberts:

On behalf of Sequoia Residential Funding, Inc., this letter confirms the following content of our conversation on April 20, 2017.

1. With respect to the text on page 74 of the form of prospectus included in the above-referenced registration statement, which describes the filing of a current report on Form 8-K and an updated Form ABS-EE with Schedule AL in the event that a material number of mortgage loans are added to or removed from the trust fund, the registrant confirms that any material changes to the characteristics of the pool of mortgage loans will be disclosed in a supplement to the prospectus provided to investors and filed with the Commission at least 48 hours prior to the date of first sale of the certificates in accordance with Rule 424(h)(2) of the Securities Act of 1933, as contemplated by footnote 926 of Release No. 33-9638 adopting amendments to Regulation AB.

2. The registrant confirms that each Pooling and Servicing Agreement executed in connection with any offering of certificates from the registration statement will include, as part of Exhibit K thereto, an indication of which party is responsible for complying with the servicing criteria described in Item 1122(d)(1)(v) of Regulation AB regarding aggregation of information being mathematically accurate and accurately reflected.

Ms. Kayla Florio Roberts
United States Securities and Exchange Commission

April 24, 2017

Please contact the undersigned at (415) 773-5628 if you would like to discuss any of these responses further. Thank you.

Sincerely,
/s/ Dora Mao Dora Mao

cc:	Matthew Tomiak, Redwood Trust

John Rickenbacker, Redwood Trust
Katharine Crost, Orrick, Herrington & Sutcliffe LLP